Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

RESIGNATION OF EXECUTIVE DIRECTOR AND PRESIDENT AND

CHANGE OF AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) announces that Mr. Tan Wan Geng (“Mr. Tan”) has tendered his resignation as the executive director of the Company (the “Director”), the Vice Chairman of the Board, the chairman of the Aviation Safety Committee of the Board and the president of the Company and has ceased to act as an authorised representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) with effect from 30 November 2018 due to the adjustment of working positions.

Mr. Tan confirmed that he has no disagreement with the Board and there are no other matters in relation to his resignation that need to be brought to the attention of the Stock Exchange and the shareholders of the Company.

Mr. Tan has played an important role in the operation and management and strategic transformation of the Company. The Board would like to express its sincere gratitude to Mr. Tan for his valuable contributions to the Company during his tenure of office.

CHANGE OF AUTHORISED REPRESENTATIVE

Following the resignation of Mr. Tan, the Board announces that Mr. Zhang Zi Fang, an executive Director, has been appointed as the authorised representative of the Company pursuant to Rule 3.05 of the Listing Rules with effect from 30 November 2018.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

30 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.